

June 16, 2023

Michael Kaeding
Chief Executive Officer
Norhart Invest LLC
1081 4th St SW, Suite 400
Forest Lake, MN 55025

> **Re: Norhart Invest LLC**
> **Amendment No. 5 to Offering Statement on Form 1-A**
> **Filed June 14, 2023**
> **File No. 024-12163**

Dear Michael Kaeding:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Offering Statement on Form 1-A filed June 14, 2023

General

1. We note that your offering currently contemplates that of the $37,500,000 of Series B "Fixed" Promissory Notes being qualified, an unspecified amount may rollover into new Series B "Fixed" Promissory Notes and the Series B "Fixed" Promissory Notes may rollover into Series A "Flexible" Promissory Notes, and that of the $37,500,000 of Series A "Flexible" Promissory Notes being qualified, that an unspecified amount may be converted into Series B "Fixed" Promissory Notes, all of which may occur within one year of qualification. For any rollover that could occur within one year of the offering statement's qualification, the underlying securities must also be qualified and the aggregate offering price reflected on the cover page of your offering statement must include the actual or maximum estimated conversion, exercise, or exchange price of such

securities. Given that the amount of Series B "Fixed" Promissory Notes and Series A "Flexible" Promissory Notes that could be offered pursuant to the rollover provisions within one year may exceed the $37,500,000 amount that is being qualified, respectively, please clarify in your offering statement that the aggregate offering price includes the actual or maximum estimated conversion, exercise, or exchange price of such securities.

Cover Page

2.   We note that the Promissory Notes will be priced at $0.01 each. However, on page 1, you state that the investors will be able to purchase notes in amounts as low as $100. Please reconcile.

Rollovers of Series B "Fixed" Promissory Notes, page 3

3.   Please clarify the mechanics of the rollover process here and on pages 5, 6 and 23. Disclose that the rollover is not automatic and that an investor needs to indicate acceptance of the rollover. If the investor does not accept the rollover or does not respond by the maturity date, please state that the notes will not rollover and the company will pay the investor the principal and interest due on the maturity date. Make similar disclosures in Section 7 of the form of promissory note purchase agreement and Section 4 of the form of the Series B fixed note. Also delete references that the rollover is the "default" option. Finally, please delete the language in the last paragraph on page 3 regarding the automatic rollover over of a Series B note into a Series A note.

Offering
Redemption, page 5

4.   We note that there are no assurances that cash for redemptions will be available prior to maturity. Please clarify that this applies only to Series A "Flexible" Promissory Notes since Series B "Fixed" Promissory Notes may not be redeemed until their term has ended.

Use of proceeds, page 6

5.   Here and on page 14, please clarify the term "related real estate investments" and disclose whether these investments may constitute securities.

        Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Donald Locke, Esq.